Exhibit 99.1

Pacific Drilling Receives Requisite Consents for Consent Solicitation

LUXEMBOURG (October 5, 2016) — Pacific Drilling S.A. (NYSE: PACD) announced today that it has received valid and unrevoked consents from a majority of holders of the 7.250% Senior Secured Notes due 2017 (the “Notes”) issued by its indirect wholly-owned subsidiary, Pacific Drilling V Limited (the “Company”) in its previously announced consent solicitation. The Company intends to enter into definitive documentation to effect the amendment requested in the consent solicitation and to pay the consent fee to consenting Noteholders as soon as reasonably practical.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred ultra-deepwater drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including its current Fleet Status, please visit www.pacificdrilling.com.

Contact:  John Boots
Pacific Drilling
+352 26 84 57 81
Investor@pacificdrilling.com